

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via Email
Lawrence F. Levy
Chief Executive Officer
Levy Acquisition Corp.
444 North Michigan Avenue, Suite 3500
Chicago, IL 60611

      Re: **Levy Acquisition Corp.**
                 Draft Registration Statement on Form S-1
                 Submitted August 30, 2013
                 CIK No. 1585583

Dear Mr. Levy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide disclosure in an appropriate section of the prospectus explaining how you
        determined the pricing of the private placement warrants.

4.   We note the following from your disclosure in the prospectus:

        •   Your sponsor, executive officer, directors, and director nominees have agreed,
                pursuant to a written agreement, that they will not propose any amendment to
                your amended and restated certificate of incorporation that would affect your
                obligation to redeem in the event you do not complete a business combination
                within the requisite period.
        •   Levy Family Partners has granted you a right of first refusal with respect to an
                acquisition of 50% or more of the outstanding voting securities of any company
                or business in the restaurant or hospitality industry whose fair market value is at
                least equal to 80% of the balance of the trust account.
        •   Your agreement with an affiliate of your sponsor for the use of office space,
                secretarial and administrative services, and reimbursement for a portion of
                compensation paid to certain of its personal that will work on your behalf.
        •   Your sponsor, executive officers, and independent directors have agreed not to
                participate in the formation of, or become an officer or director of, any other
                blank check company until you have entered into a definitive agreement
                regarding, or have failed to complete within the required timeframe, your initial
                business combination.

        Please tell us how each of these agreements is memorialized, and ensure that the
        agreements, or written descriptions of the agreements, are filed as exhibits to the
        registration statement. To the extent that certain of the agreements that are to be filed,
        such as your form of letter agreements to be filed as Exhibits 10.2(a) and (b),
        memorialize some or all of these arrangements, please advise.

Summary, page 1

5.   We note that you have included extensive disclosure regarding the experience of
        members of your management team in the Summary as well as the Proposed Business
        and Management sections of your prospectus. The prospectus summary should be brief
        and should not contain all the detailed information contained elsewhere in the prospectus.
        The Summary should only provide a brief introduction to the relevant experience of each
        of your officers. Please revise accordingly, eliminating any unnecessarily detailed
        disclosure. We refer you to Item 503(a) of Regulation S-K.

6.   Expand the text on page 11 regarding the transfer restrictions on founder shares to
        describe concisely the "certain limited exceptions," or if the exceptions are not amenable
        to presentation in the summary, provide a cross-reference to the page number of the
        prospectus where a materially complete description of the exceptions is presented clearly
        and concisely.

Risk Factors, page 24

7.   Please ensure that each subcaption in this section concisely describes the risk posed by a condition or uncertainty. We note, for example, the subcaption beginning "We may see investment opportunities with a financial unstable business . . ." on page 36 does not describe the risk posed by the identified condition or uncertainty. We also note as a further non-exclusive example that the subcaption beginning "In order to effectuate our initial business combination . . ." on page 44 does not concisely describe a resultant risk to the company or its investors. Please revise.

8.   Certain of your risk factors do not describe risks that are unique to the company and this transaction, and appear to be risks that could apply to any issuer or any offering. We note, as an example, the risk factor beginning "Changes in laws or regulations…" on page 32. Please revise. We refer you to Item 503(c) of Regulation S-K.

9.   Please review your risk factors and revise to remove any mitigating language. For example, we note your risk factor beginning "If third parties bring claims against us . . ." on page 30. Each risk factor should discuss the risk presented and provide a minimum amount of contextual information to facilitate an understanding of the conditions and uncertainties that give rise to such risk and the scope of the risk. You may discuss mitigating factors elsewhere in the prospectus.

"Our directors may decide not to enforce the indemnification obligations of Lawrence F. Levy . . . ," page 31

10.   Please briefly describe under what circumstances your directors might elect not to take legal action on your behalf to enforce Mr. Levy's indemnification obligations.

"Our executive officers and directors will allocate their time to other businesses . . . ," page 38

11.   Please disclose here the minimum amount of time your officers anticipate dedicating to the company on a per-week or per-month basis, if ascertainable. Alternatively, please disclose the number of hours per-week your officers are committed or may provide to their other affairs.

Proposed Business, page 65

12.   Please revise the relevant disclosure in this section, and elsewhere as appropriate, to provide a more balanced, individualized, and factually-based discussion of the prior performance and experience of each of your officers that will be engaged in the process of identifying and selecting a suitable business for your initial business combination. For example, your amended disclosure should address the following:

- Details and factual information regarding prior transactions and your officers' involvement, including what role such officers played and what specifically was used to gauge the success of such transactions. Further, you should describe what specific accomplishments each officer achieved through such prior transaction that demonstrates relevant experience and expertise.
- The extent to which, if at all, your officers have engaged in a transaction of similar size to the one you propose to undertake. If none, you should so state prominently in the disclosure in your Summary. Note for any transactions that are described how each compares in size to the proposed initial acquisition. Consider providing quantitative data on each such prior transaction that demonstrates the relevant impact of each such transaction.
- Balance any disclosure of prior accomplishments with a description of any significant difficulties experienced in any aspect of the prior transactions from which your officers gained their relevant experience. This should include, for example, a description of any difficulties encountered in identifying, negotiating, effecting, or integrating such prior acquisitions. Also consider including an acknowledgement, to the extent applicable, of the lack of experience of any officers in engaging in a transaction of the size, complexity, or form as the one you propose.

Redemption of public shares and liquidation if no initial business combination, page 81

13.   We note that your disclosure in the risk factor on page 30 that you "have not independently verified whether Mr. Levy has sufficient funds to satisfy his indemnity obligations" but that you "currently believe Mr. Levy is of substantial means." Please tell us what steps you have taken to support this belief, and what steps, if any, have been taken to determine whether Mr. Levy will have sufficient funds to cover any potential claims to which he has agreed to be liable.

Principal Stockholders, page 98

14.   Footnote 3 contains a disclaimer of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Certain Relationships and Related Party Transactions, page 101

15.   Please provide the disclosure required by item 404(b) and (c) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Luna Bloom at (202) 551-3194 or, in her absence, the undersigned at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-Mail
        Joel L. Rubinstein, Esq.
        McDermott Will & Emery LLP